Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

24 October 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 23 October 2003. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Schjel
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

dly 11/12

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 35 00 TELEFAX +41 (0)22 715 3550 www.richemont.com

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 6 septembre 2002:

Période concernée:	**du 10 octobre 2003 au 23 octobre 2003**
Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**0**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 12 septembre 2002):	**5'154'040**
Nombre des "A" units qui ont été (affectées)/repris à un programme d'intéressement des cadres orienté sur le long terme (net):	**0**
Position nette en "A" units au 23 octobre 2003 :	**23'419'000**

Le programme de rachat courant porte sur un maximum de 6'500'000 "A" units (soit un maximum de 1.13 % du capital et 0.62 % des droits de vote).

Date:	**le 24 octobre 2003**
Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve / Jenny McLennan
Téléphone:	041 727 23 55

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 6. September 2002:

Periode:	**10 Oktober 2003 bis 23 Oktober 2003**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 12. September 2002):	**5'154'040**
Anzahl "A" Units die einem langfristigen Exekutiv-Leistungs-programm (zugewiesen)/zurückgenommen wurden (netto):	**0**
Nettobestand an eigenen "A" Units per 23 Oktober 2003:	**23'419'000**

Das laufende Rückkaufprogramm umfasst maximal 6'500'000 "A" Units (oder maximal 1.13 % des Aktienkapitals und 0.62 % der Stimmrechte).

Datum:	**24 Oktober 2003**
Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve / Jenny McLennan
Telefon:	041/ 727 23 55

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

24 October 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the advert placed in the SHAB disclosing the shareholdings in Compagnie Financière Rupert pursuant to Art. 21 SESTA. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stifel

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

Compagnie Financière Richemont SA, Geneva

Disclosure of Shareholdings Pursuant to Art. 21 SESTA

Compagnie Financière Rupert, a partnership limited by shares ("société en commandite par actions", "Kommanditaktiengesellschaft") with registered office at Rigistrasse 2, 6300 Zug advised Compagnie Financière Richemont SA ("the Company") in December 2000 that, together with members of the shareholder group directly related to it ("the Shareholder Group") it then held 50.45% of the voting rights in the Company. Compagnie Financière Rupert itself held 5'220'000 'B' registered shares representing 50% of the voting rights in the Company, whilst other members of the Shareholder Group held 46'869 'A' bearer shares representing 0.45% of the voting rights in the Company.

In November 2001, the Company split its shares in the ratio 100:1 such that Compagnie Financière Rupert's holding increased to 522'000'000 'B' registered shares and the holding of 'A' shares by members of the Shareholder Group increased in the same proportion. The effective interest in the voting rights remained unchanged.

The Shareholder Group of Compagnie Financière Rupert comprised six companies beneficially owned by members of the Rupert, Hertzog and Hoogenhout families, by their close associates or by trusts linked to those families as well as a foundation established for the benefit of former employees. The members of the Shareholder Group were bound by the terms of a shareholders' agreement.

Pursuant to the terms of the shareholders' agreement referred to above, the Rupert family, through their existing investment company, has exercised its option to acquire from the other members of the Shareholder Group those shares in Compagnie Financière Rupert, which it did not already own. The acquisition will be effected through the exchange of shares in Compagnie Financière Rupert for Richemont 'A' units, as provided for in the shareholders' agreement. The former members of the Shareholder Group will, accordingly, no longer have any interest in Compagnie Financière Rupert but will remain as shareholders in the Company through their interest in the 'A' units.

Further details of the current shareholding structure of Compagnie Financière Rupert are available upon written request, free of charge, from the registered office of Compagnie Financière Richemont SA, attn. Mr A. Grieve, Group Secretariat, 8 Boulevard James Fazy, 1201 Geneva (Fax +41 (0) 22 715 3550).

Compagnie Financière Richemont SA
Geneva, 25 September 2003

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